Exhibit 99.1

PRESS RELEASE
Thursday 22 May 2025 – 16:30 CET
Regulated information

CMB.TECH RESULTS GENERAL MEETINGS

ANTWERP, Belgium, 22 May 2025 – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMBT”, “CMB.TECH” or “the Company”) announces that today the General Meeting of Shareholders has approved the annual accounts for the year ended 31 December 2024. All other resolutions proposed by CMB.TECH’s Supervisory Board have also been approved.
Reappointment of Supervisory Board members
Shareholders voted to reappoint independent director Julie De Nul as Supervisory Board member. Furthermore, the General Shareholder Meeting approved the Resignation of Mr. Patrick Molis as independent member of the supervisory board and the appointment of Compagnie Nationale de Navigation S.A.S., permanently represented by Mr. Patrick Molis, as independent member of the supervisory board.

All other approved resolutions can be found in the convening notice on the CMB.TECH website.
The minutes of the General, Special- and Extraordinary general meeting of shareholders will be uploaded on the CMB.TECH website in the “Investors” section under “General Assemblies”.

Announcement Q2 2025 results – 28 August 2025

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.